Exhibit 99.1

Statoil ASA: Announcement of dividend per share for the first quarter 2016 in NOK

Statoil (OSE: STL, NYSE: STO) announced 27 April 2016 dividend per share of USD 0.2201 for first quarter 2016. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 11 August 2016, in total seven business days.

Average Norges Bank fixing rate for this period was 8.2398. First quarter 2016 dividend per share is consequently NOK 1.8255.

Under the two-year scrip dividend programme ("Scrip Dividend Programme") approved by the Annual General meeting 11 May 2016 , shareholders will have the option to receive dividend in newly issued dividend shares. Further information about the timeline for the Scrip Dividend Programme will be published in due course.

Cash dividend (net of any costs of newly issued dividend shares elected under the Scrip Dividend Programme) will be paid to shareholders on Oslo Børs on or around 23 September 2016.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)